UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

MI Developments Inc.

(Name of Subject Company (Issuer))

ST ACQUISITION CORP.

(Names of Filing Persons (Offeror))

Class A Subordinate Voting Shares

Class B Voting Shares

(Title of Classes of Securities)

55304X 10 4

55304X 20 3

(CUSIP Number of Classes of Securities)

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/a	Filing Party:	N/a
Form or Registration No.:	N/a	Date Filed:	N/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

The following is a press release issued by ST Acquisition Corp. on October 1, 2010.

PRESS RELEASE

ST ACQUISITION CORP. ANNOUNCES INTENTION

TO MAKE OFFER TO ACQUIRE ANY OR ALL SHARES OF MI DEVELOPMENTS

AURORA, October 1, 2010 / CNW / - ST Acquisition Corp. (“STAC”), a corporation controlled by members of the Stronach Family, announced today that it intends to make an offer (the “Offer”) to acquire any or all of the Class A Subordinate Voting Shares and Class B Shares of MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) not already owned by it or its affiliates and associates at a price of US$13.00 per share in cash. STAC and its affiliated and associated entities currently own an aggregate of 50,000 Class A Subordinate Voting Shares and 383,414 Class B Shares of MID, which together represent approximately 60% of the total voting power of MID’s outstanding shares.

The Offer represents a premium of approximately 21.8% to the October 1, 2010 closing price per Class A Subordinate Voting Share on the New York Stock Exchange. STAC believes that the Offer, which was communicated today to MID’s Board of Directors after the close of markets, will be welcomed by many shareholders, as it will provide them with the opportunity to realize immediate value for their shares at an attractive price.

If the Offer is successful, STAC expects that MID will continue to execute its business plan including the growth and development of MID’s racing and gaming business, which STAC believes is well-positioned to succeed and to mitigate the adverse impact to MID that is being experienced (and which MID has publicly stated is likely to continue) because of the recent economic crisis and the resulting global restructuring of the automotive industry, in particular in the regions around the world where MID’s principal properties are located.

The Offer will be an “insider bid” for purposes of applicable securities laws, and as such, STAC expects that the Board of Directors of MID will establish a special committee (“Special Committee”) of independent directors to consider the Offer. STAC has formally requested that the Board of Directors of MID appoint an independent valuator to complete the formal valuation of the outstanding shares of MID that is required to be included in STAC’s take-over bid circular/offer to purchase to be mailed to MID shareholders upon the formal commencement of the offer. It is intended that the mailing of the take-over bid circular/offer to purchase and related documents will take place as soon as practicable after receiving the formal valuation.

The take-over bid circular/offer to purchase will be prepared in accordance with Canadian and U.S. securities law requirements, and will provide that the Offer will be open for acceptance for a minimum 35 calendar day period and will be subject to customary conditions, including the absence of any material adverse change in respect of MID. The Offer will not contain a minimum tender condition, nor will it be subject to any financing condition. The Offer will be financed through a combination of available cash-on-hand and third party financing that is currently being arranged. The take-over bid circular/offer to purchase will not be mailed to shareholders unless and until adequate financing arrangements have been arranged.

STAC understands that the Special Committee will be reviewing the Offer with its financial and legal advisors and will formally respond following completion of their evaluation.

Important Information:

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. Neither STAC nor any of its affiliated or associated persons has commenced the takeover bid to which this communication relates. Shareholders of MID and other interested parties are urged to read the take-over bid circular/offer to purchase and other relevant documents to be filed with Canadian and U.S. securities authorities when they become available because they will contain important information that MID shareholders should consider before tendering their shares. Shareholders of MID will be able to obtain copies of these documents for free, when available, through the SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Cautionary Information Regarding Forward-Looking Statements:

Statements about the intentions of STAC and the expected effects, timing and completion of the proposed takeover bid and all other statements in this release other than historical facts constitute forward-looking statements. The statements are not a guarantee as to future performance and involve risks and uncertainties that are difficult to predict. The statements are based upon STAC’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements including, among other things, whether the conditions to the Offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax or other requirements and government regulation. There can be no assurance that any transaction will be consummated. STAC disclaims any obligation to update or revise information in this news release based on new information or otherwise, unless required by law.